March 11, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Dear Mr. Schwall:

            North European Oil Royalty Trust (the "Trust") has received your letter dated February 25, 2009 (the "Comment Letter") setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Trust's Form 10-K for the fiscal year ended October 31, 2008 (the "Form 10-K") and the Trust's proxy statement on
Schedule 14A filed January 6, 2009 (the "Proxy Statement").

            The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Proxy Statement and in its other filings under the Securities Exchange Act of 1934, as amended. The Trust acknowledges that comments of the Staff regarding the Form 10-K and the Proxy Statement, or changes to disclosure in response to the Staff's comments, do not foreclose the Commission from taking any action with respect to such filings. The Trust also acknowledges that the Staff's comments may not be asserted by the Trust as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            For your convenience, we have reproduced the comment from the Comment Letter immediately before the Trust's response.

Form 10-K for the Fiscal Year Ended October 31, 2008
----------------------------------------------------

General
-------

1.    Comment
      -------

            Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.


Response
--------

            The Trust confirms that it will comply with the following comments in all future filings. Where applicable, we have provided an example of the disclosure we intend to use in future filings.







Certifications, exhibit 31
--------------------------

2.     Comment
       -------

            Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you used the word "periods" instead of "period" in paragraph 4 , the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" was omitted from paragraph 4(d), and you used the phrase "Annual Report" instead of "report" throughout the certification.

Response
--------

            The Trust confirms that, in future filings, the certifications will match the exact form set forth in Item 601(b)(31) of Regulation S-K, except for such variances (which were reflected in the Form 10-K) as are needed to reflect the fact that Trust only has one certifying officer (who serves as both the chief executive officer and chief financial officer).

Schedule 14A filed January 6, 2009
----------------------------------

General
-------

3.     Comment
       -------

            Please provide a brief description of the business experience, during the past five years, of each trustee and executive officer pursuant to
Item 401(e) of Regulation S-K. Please include each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary, or other affiliate of the registrant.

Response
--------

            The Proxy Statement does contain a brief description of the business experience of each trustee and executive officer. However, in future filings the Trust will revise the disclosure to more fully comply with the requirements of Item 401(e) of Regulation S-K. We advise you that none of the corporations or organizations specified below or in the Proxy Statement (other than the Trust itself) is a parent, subsidiary or other affiliate of the registrant. The Trust intends to include disclosure substantially to the following effect in the appropriate sections in subsequent filings:


Nominees for Election as Trustees
---------------------------------

The following sets forth certain information about the nominees for election as Trustees. Other than the Trust itself, none of the corporations or organizations with which the nominees are affiliated is a parent, subsidiary or other affiliate of the registrant.

Robert P. Adelman, 78, has been retired from full-time employment in excess of five years. He is a director or trustee of various profit and non-profit
companies.   Mr. Adelman has been a Trustee since 1987.

Samuel M. Eisenstat, 68, currently serves as the Chief Executive Officer of Abjac Energy Corp., an oil and gas exploration company. He has served in that position since 1970. Mr. Eisenstat currently serves as a director or trustee of 48 open and closed end funds managed by AIG SunAmerica Asset Management Corp. These funds are part of fund complexes consisting of several SunAmerica fund complexes (comprised of 36 individual funds), the Anchor Series Trust fund complex (comprised of 9 individual funds), and the AIG Series Trust fund complex (comprised of 3 individual funds).
Mr. Eisenstat has been a Trustee since 1996.

Lawrence A. Kobrin, 75, is senior counsel with the law firm of Cahill Gordon & Reindel LLP, a position he has held since January 1, 2007. Prior to such time, Mr. Kobrin was a partner at Cahill Gordon & Reindel LLP, a position he held since 1984. Cahill Gordon & Reindel LLP serves as counsel to the Trust. Mr. Kobrin has been a Trustee since 2006.

Willard B. Taylor, 68, is of counsel to the law firm of Sullivan and Cromwell LLP, a position he has held since 2008, and was a partner in that firm from 1972 through 2007. Mr. Taylor has been a Trustee since 1975 and also served as a director of North European Oil Company from 1970 to 1972.

Rosalie J. Wolf, 67, is a Managing Partner of Botanica Capital Partners LLC, an investment consulting firm, a position she has held since 2004. She is also a Member of Brock Capital Group LLC, a boutique investment bank and advisory firm, a position she has held since November 2008. From 2001-2003, Ms. Wolf was a managing director and senior advisor of Offit Hall Capital Management LLC (and predecessor entity), an investment advisory firm.
Ms. Wolf has been a Trustee since 2001.

Mr. Van Kirk, 56, has been the Managing Director of the Trust since 1990.



Summary Compensation Table, page 6
----------------------------------

4.     Comment
       -------

            Please provide the information required pursuant to
Item 402(c) of Regulation S-K for your last two completed fiscal years.

Response
--------

            The Proxy Statement included such information for 2008 but inadvertently omitted such information for 2007. The 2007 information was, however, included in the prior year's proxy statement. In future filings, the Trust will provide the information required pursuant to Item 402(c) of Regulation S-K for the last three completed fiscal years. Set forth below is the information for the last two completed fiscal years:






Summary Compensation Table
--------------------------

Set forth below is a table summarizing the compensation of the Managing Director (the only executive officer of the Trust) for fiscal 2008 and 2007.

Name and             Year  Salary($)(1)  Bonus($)    All Other      Total($)
Principal Position                                Compensation($)

John R. Van Kirk -   2008   $105,000      $7,500      $3,375        $115,875
Managing Director    2007   $104,167      $5,000      $0            $109,167


 (1) Mr. Van Kirk's salary is determined on a calendar year basis and was $105,000 for calendar 2007 and 2008.


                      ----------------------------

            We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (732) 741-4008.


                                          Sincerely,

                                          NORTH EUROPEAN OIL ROYALTY TRUST


                                          /s/  John R. Van Kirk
                                          ---------------------------------
                                          By:  John R. Van Kirk
                                               Managing Director